

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2024

Jay Knoll
General Counsel
BARNES GROUP INC
123 Main Street
Bristol, Connecticut 06010

> **Re: BARNES GROUP INC**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on November 13, 2024**
> **File No. 001-04801**

Dear Jay Knoll:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on November 13, 2024

General

1.   Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction. Your analysis should address the factors set forth in Sections 201.01 and 201.05 of the staff's Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3 Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with
any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing